Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in these Registration Statements (No. 333-269661, No. 333-218917 and No. 333-145180) on Form S-8 and related Reoffer Prospectus of PetMed Express, Inc. of our reports dated May 23, 2023 (April 15, 2024 as to the effects of the restatement disclosed in Note 1 of the consolidated financial statements), relating to the consolidated financial statements of PetMed Express, Inc. and the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) of PetMed Express, Inc., appearing in this Annual Report on Form 10-K/A of PetMed Express, Inc. for the year ended March 31, 2023.
We also consent to the reference to our firm under the heading “Experts” in such Reoffer Prospectus.

/s/ RSM US LLP
Fort Lauderdale, Florida
April 15, 2024